Exhibit 12.01
COMPUTATION OF RATIOS
December 31, 2017

BOND RATIO

SCANA and SCE&G:

Dollars in Millions
Year Ended December 31, 2017
Net earnings as defined in SCE&G's bond indenture dated April 1, 1993 (Mortgage)		$1,342.7	*
Divide by annualized interest charges on:
Bonds outstanding under the Mortgage	$256.4
Total annualized interest charges	256.4
Bond Ratio		5.24
* Net earnings as defined excludes the recognition of expense due to the nonrecoverability of investment; therefore, it excludes the impairment loss.

RATIO OF EARNINGS TO FIXED CHARGES

Dollars in Millions	SCANA					SCE&G
Years Ended December 31,	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
Fixed Charges as defined:
Interest on debt	$377.6	$356.8	$327.8	$318.2	$305.9	$300.2	$284.6	$258.4	$237.6	$226.4
Amortization of debt premium, discount and expense (net)	4.0	4.5	4.7	9.7	5.3	2.9	3.5	3.7	4.4	4.2
Interest component on rentals	3.3	3.5	3.7	4.1	4.9	3.8	4.0	4.1	4.0	4.5
Total Fixed Charges (A)	$384.9	$364.8	$336.2	$332.0	$316.1	$306.9	$292.1	$266.2	$246.0	$235.1
Earnings as defined:
Pretax income (loss) from continuing operations	($230.7)	$865.6	$1,138.4	$786.0	$693.8	($342.6)	$774.1	$711.0	$676.0	$579.7
Total fixed charges above	384.9	364.8	336.2	332.0	316.1	306.9	292.1	266.2	246.0	235.1
Pretax equity in (earnings) losses of investees	8.9	(0.7)	0.8	(1.4)	(3.2)	4.6	3.1	5.0	5.3	3.5
Cash distributions from equity investees	2.7	3.7	4.0	7.4	9.6	-	-	-	-	-
Total Earnings (Loss) (B)	$165.8	$1,233.4	$1,479.4	$1,124.0	$1,016.3	($31.1)	$1,069.3	$982.2	$927.3	$818.3
Ratio of Earnings (Loss) to Fixed Charges (B/A)	0.43	3.38	4.40	3.39	3.22	(0.10)	3.66	3.69	3.77	3.48
Amount of Earnings Deficiency Below Fixed Charges	$219.1					$338.0